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Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 4-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011	Term sheet to Product Supplement No. 4-I Registration Statement No. 333-177923 Dated May 3, 2012; Rule 433

Structured Investments	$ Return Enhanced Notes Linked to the iShares® Dow Jones U.S. Real Estate Index Fund due May 30, 2014

General

•	The notes are designed for investors who seek a return of 2 times the appreciation of the iShares® Dow Jones U.S. Real Estate Index Fund (the “Index Fund”), up to a maximum return that will not be less than 33.00%* or greater than 37.00%* at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index Fund depreciates, be willing to lose up to 100% of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Senior unsecured debt obligations of JPMorgan Chase & Co. maturing May 30, 2014†.
•	Minimum denominations of $1,000 and integral multiples thereof.
•	The notes are expected to price on or about May 25, 2012 and are expected to settle on or about May 31, 2012.

Key Terms

Index Fund:	The iShares® Dow Jones U.S. Real Estate Index Fund (“IYR”)
Upside Leverage Factor:	2
Payment at Maturity:	If the Final Share Price is greater than the Initial Share Price, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Fund Return multiplied by 2, subject to the Maximum Return that will not be less than 33.00%* or greater than 37.00%* at maturity. For example, assuming a Maximum Return of 33.00%*, if the Fund Return is equal to or greater than 16.50%, you will receive the Maximum Return of 33.00%*, which entitles you to a maximum payment at maturity of $1,330* for every $1,000 principal amount note that you hold. Accordingly, if the Fund Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Return:

$1,000 + ($1,000 × Fund Return × 2)

* The actual Maximum Return will be set on the pricing date and will not be less than 33.00% or greater than 37.00%.

If the Final Share Price is equal to the Initial Share Price, you will receive the principal amount of your notes at maturity.

Your investment will be fully exposed to any decline in the Index Fund. If the Final Share Price is less than the Initial Share Price, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price and your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Fund Return)
If the Final Share Price is less than the Initial Share Price you would lose some or all of your investment at maturity.
Fund Return:	The performance of the Index Fund from the Initial Share Price to the Final Share Price, calculated as follows: Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	The closing price of one share of the Index Fund on the pricing date divided by the Share Adjustment Factor.
Final Share Price:	The closing price of one share of the Index Fund on the Observation Date.
Share Adjustment Factor:	1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes – Payment at Maturity” and “General Terms of Notes – Additional Fund Provisions – A. Anti-Dilution Adjustments” in the accompanying product supplement no. 4-I for further information about these adjustments.
Observation Date†:	May 27, 2014
Maturity Date†:	May 30, 2014
CUSIP:	48125VXX3
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes – Postponement of a Determination Date – A. Notes Linked to a Single Component” in the accompanying product supplement no. 4-I.

Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 4-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 4-I, underlying supplement no. 1-I, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	If the notes priced today and assuming a Maximum Return of 33.00%, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $38.40 per $1,000 principal amount note and may use a portion of that commission to pay selling concessions to other unaffiliated or affiliated dealers of approximately $20.00 per $1,000 principal amount note. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $38.40 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS exceed $50.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-77 of the accompanying product supplement no. 4-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

May 3, 2012

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I and the underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC’s website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf
•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC’s website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Fund Return by 2, up to the Maximum Return on the notes. The actual Maximum Return will be set on the pricing date and will not be less than 33.00% or greater than 37.00% for a maximum payment at maturity that will not be less than $1,330 or greater than $1,370 for every $1,000 principal amount note. Because the notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
•	THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL — If the Final Share Price is less than the Initial Share Price, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price decreases compared to the Initial Share Price. You may lose some or all of your initial investment at maturity.
•	DIVERSIFICATION OF THE iSHARES® DOW JONES U.S. REAL ESTATE INDEX FUND — The iShares® Dow Jones U.S. Real Estate Index Fund is an exchange-traded fund of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® Dow Jones U.S. Real Estate Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the real estate sector of the U.S. equity markets, as measured by the Dow Jones U.S. Real Estate Index, which we refer to as the Underlying Index. The Underlying Index measures the performance of the real estate sector of the U.S. equity market. For additional information about the Index Fund, see “The iShares® Dow Jones U.S. Real Estate Index Fund” in the accompanying underlying supplement no. 1-I.
•	CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as “open transactions.” Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin llp, it is reasonable to treat your purchase and ownership of the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated either as subject (in whole or in part) to the “constructive ownership transaction” rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), as discussed in the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I, or as “contingent payment debt instruments.”

A “constructive ownership transaction” includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the Index Fund (the “Underlying Shares”)). Under the “constructive ownership” rules, if an investment in the notes is treated as a “constructive ownership transaction,” any long-term capital gain recognized by a U.S. Holder in respect of a note will be recharacterized as ordinary income to the extent such gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Code) of the U.S. Holder, determined as if the U.S. Holder had acquired the Underlying Shares on the original issue date of the note at fair market value and sold them at fair market value on the maturity date (if the note was held until the maturity date) or on the date of sale or exchange of the note (if the note was sold or exchanged prior to the maturity date) (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of the sale,

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Return Enhanced Notes Linked to the iShares® Dow Jones U.S. Real Estate Index Fund

exchange, settlement or maturity of the note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, settlement or maturity of the note).

Although the matter is not clear, there exists a risk that an investment in the notes will be treated as a “constructive ownership transaction.” If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. Holder in respect of a note will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each note will equal the excess of (i) any long-term capital gain recognized by the U.S. Holder in respect of a note over (ii) the “net underlying long-term capital gain” such U.S. Holder would have had if such U.S. Holder had acquired a number of the Underlying Shares at fair market value on the original issue date of the note for an amount equal to the “issue price” of the note and, upon the date of sale, exchange, settlement or maturity of the note, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the note). Accordingly, U.S. Holders should consult their tax advisors regarding the potential application of the “constructive ownership” rules.

Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

In addition, we will not attempt to ascertain whether the Index Fund or any issuer of any shares owned by the Index Fund is treated as a “United States real property holding corporation” (“USRPHC”) within the meaning of Section 897 of the Code. If the Index Fund or any issuer of shares owned by the Index Fund were so treated, certain adverse U.S. federal income tax consequences might apply to a Non-U.S. Holder upon the sale, exchange or settlement of a note. You should refer to information filed with the Securities and Exchange Commission or another governmental authority by the Index Fund or the issuers of any shares owned by the Index Fund and consult your tax adviser regarding the possible consequences to you if the Index Fund or any issuer is or becomes a USRPHC.

Non-U.S. Holders should also note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or “deemed paid” after December 31, 2012 under certain financial instruments, if certain other conditions are met.  While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is so required, we will not be required to pay any additional amounts with respect to amounts so withheld.

Subject to certain assumptions and representations received from us, the discussion in this section entitled “Capital Gains Tax Treatment,” when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin llp regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund or any of the equity securities held by the Index Fund. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011 and the accompanying underlying supplement no. 1-I dated November 14, 2011.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of the principal amount of your notes. The return on the notes at maturity, if any, is linked to the performance of the Index Fund and will depend on whether, and the extent to which, the Fund Return is positive or negative. Your investment will be exposed to loss if the Final Share Price is less than the Initial Share Price. You may lose some or all of your initial investment at maturity.
•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index Fund, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the pricing date and will not be less than 33.00% or greater than 37.00%.
•	Credit Risk of JPMorgan Chase & Co. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore
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Return Enhanced Notes Linked to the iShares® Dow Jones U.S. Real Estate Index Fund

investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines. It is possible that these hedging activities or other trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND — Although shares of the Index Fund are listed for trading on NYSE Arca, Inc. (“NYSE Arca”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, the Index Fund is subject to management risk, which is the risk that the strategy of BlackRock Fund Advisors (“BFA”), the Index Fund’s investment advisor, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, BFA may select up to 10% of the Index Fund’s assets to be invested in securities not included in its Underlying Index but which BFA believes will help the Index Fund track its Underlying Index, and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BFA. Any of such actions could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.
•	THE INDEX FUND IS LINKED TO THE PERFORMANCE OF THE REAL ESTATE INDUSTRY — All or substantially all of the equity securities held by the Index Fund are issued by companies whose lines of business are directly associated with the real estate industry and include real estate investment trusts. The real estate industry is cyclical and has from time to time experienced significant difficulties. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. In addition, the real estate industry is significantly affected by a number of factors in general and local economic conditions as well as real estate markets, including those described under “Risk Factors” in the accompanying underlying supplement no. 1-I. These factors could cause a downturn in the real estate industry generally or regionally and could cause the value of the stocks held by the Index Fund and the price of the Index Fund to decline during the term of the notes.
•	DIFFERENCES BETWEEN THE INDEX FUND AND THE DOW JONES U.S. REAL ESTATE INDEX — The Index Fund does not fully replicate the Dow Jones U.S. Real Estate Index, may hold securities not included in the Underlying Index and will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.
•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index Fund or equity securities held by the Index Fund or included in the Underlying Index would have.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the closing price per share of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
•	the actual and expected volatility of the Index Fund;
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•	the time to maturity of the notes;
•	the dividend rate on the equity securities held by the Index Fund;
•	interest and yield rates in the market generally as well as in each of the markets of the equity securities held by the Index Fund;
•	the occurrence of certain events affecting the Index Fund that may or may not require an adjustment to the Share Adjustment Factor;
•	a variety of economic, financial, political, regulatory and judicial events that affect the equity securities held by the Index Fund or the stock markets generally;
•	the exchange rate and the volatility of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by the Index Fund trade and the correlation between those rates and the prices of shares of the Index Fund; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
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What Is the Total Return and Payment on the Notes at Maturity Assuming a Range of Performances for the Index Fund?

The following table illustrates the hypothetical total return at maturity and hypothetical payment at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns and hypothetical payments at maturity set forth below reflect the Upside Leverage Factor of 2 and assume a Maximum Return on the notes of 33.00% (the low point of the expected range on the cover of this term sheet) and an Initial Share Price of $65.00 (which is not the actual Initial Share Price applicable to the notes). The actual Maximum Return will be set on the pricing date and will not be less than 33.00% or greater than 37.00%. The hypothetical total returns and hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual total returns or payments at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

These hypothetical returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns shown below would likely be lower.

The following graph demonstrates the hypothetical total return on the notes at maturity for a sub-set of the Fund Returns detailed above (-30% to 50%). Your investment may result in a loss of up to 100% of your principal at maturity.

Return Enhanced Notes Linked to the iShares® Dow Jones U.S. Real Estate Index Fund

Total Return at Maturity

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Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The closing price of one share of the Index Fund increases from the Initial Share Price of $65.00 to a Final Share Price of $68.25. Because the Final Share Price of $68.25 is greater than the Initial Share Price of $65.00 and the Fund Return of 5% multiplied by 2 does not exceed the hypothetical Maximum Return of 33.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5% × 2) = $1,100

Example 2: The closing price of one share of the Index Fund increases from the Initial Share Price of $65.00 to a Final Share Price of $78.00. Because the Final Share Price of $78.00 is greater than the Initial Share Price of $65.00, and the Fund Return of 20% multiplied by 2 exceeds the hypothetical Maximum Return of 33.00%, the investor receives a payment at maturity of $1,330 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The closing price of one share of the Index Fund decreases from the Initial Share Price of $65.00 to a Final Share Price of $45.50. Because the Final Share Price of $45.50 is less than the Initial Share Price of $65.00, the investor receives a payment at maturity of $700 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -30%) = $700

Example 4: The closing price of one share of the Index Fund decreases from the Initial Share Price of $65.00 to a Final Share Price of $0.00. Because the Final Share Price of $0.00 is less than the Initial Share Price of $65.00, the investor receives a payment at maturity of $0 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 × -100%) = $0

Historical Information

The following graph sets forth the historical weekly performance of the Index Fund from January 5, 2007 through April 27, 2012. The closing price of one share of the Index Fund on May 2, 2012 was $64.37. We obtained the Index Fund closing prices below from Bloomberg Financial Markets.

The historical closing prices per share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price per share of the Index Fund on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.

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